UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

VITAL IMAGES, INC.

(Name of Subject Company)

MAGENTA CORPORATION

a wholly-owned direct subsidiary of

TOSHIBA MEDICAL SYSTEMS CORPORATION

a wholly-owned direct subsidiary of

TOSHIBA CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

92846N104

(CUSIP Number of Class of Securities)

Toshio Takiguchi

General Manager

Business Development Department

Toshiba Medical Systems Corporation

1385 Shimoishigami, Otawara-shi, Tochigi 324-8550, Japan

Tel: 81-287-26-5067

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

with copy to:

Robert E. Spatt

Mark D. Pflug
Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INDEX TO EXHIBITS

Exhibit Number	Descriptions

99.1	Joint press release issued by Vital Images, Inc. and Toshiba Medical Systems Corporation.

2